Exhibit 99.4

CONSENT OF INDEPENDENT AUDITOR

Ballard Power Systems Inc.

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 of Ballard Power Systems Inc. (File No. 333-195606) of our report dated December 8, 2014 (except for Note 13 as to which the date is June 29, 2015) with respect to the consolidated balance sheets of Protonex Technology Corporation as of September 30, 2014 and 2013 and for each of the three years in the period ended September 30, 2014, which appears in this Current Report on Form 6-K.

/s/ BDO USA, LLP

Boston, Massachusetts

June 29, 2015